UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ___________________

Commission file number 1-7685

AVERY DENNISON CORPORATION EMPLOYEE SAVINGS PLAN

(Full title of the plan and the address of the plan,

if different from that of the issuer named below)

AVERY DENNISON CORPORATION

207 Goode Avenue

Glendale, California 91203

(Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office)

avery dennison corporation

employee savings plan

FISCAL YEAR 2019 ANNUAL REPORT ON FORM 11-K

Signatures	13

Exhibits:

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm (Successor Auditor)
Exhibit 23.2 – Consent of Independent Registered Public Accounting Firm (Predecessor Auditor)

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Participants

Avery Dennison Corporation Employee Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Avery Dennison Corporation Employee Savings Plan (the “Plan”) as of December 31, 2019, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively, referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information included in Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Moss Adams LLP

Los Angeles, California

June 12, 2020

We have served as the Plan’s auditor since 2020.

1

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of the Avery Dennison Corporation Employee Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Avery Dennison Corporation Employee Savings Plan (the “Plan”) as of December 31, 2018, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California

June 26, 2019

We served as the Plan’s auditor from at least 1994 to 2019. We have not been able to determine the specific year we began serving as auditor of the Plan.

2

AVERY DENNISON CORPORATION EMPLOYEE SAVINGS PLAN ___________________________ STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
	December 31,
(In millions)	2019	2018

ASSETS
Investments, at fair value	$998.9	$799.0
Fully benefit-responsive investment contracts, at contract value	97.8	100.2
Receivables:
Notes receivable from participants	17.8	16.7
Other receivables	.7	1.2

Total assets	1,115.2	917.1

LIABILITIES
Other payables	.2	1.9

Total liabilities	.2	1.9

Net assets available for benefits	$1,115.0	$915.2

See Notes to Financial Statements

3

AVERY DENNISON CORPORATION EMPLOYEE SAVINGS PLAN ___________________________ STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(In millions)	2019

Investment income:
Interest income	$2.3
Dividend income	7.7
Net appreciation in fair value of investments	210.7
Net investment income	220.7

Interest on notes receivable from participants	.9

Contributions:
Participant contributions	42.6
Employer contributions (see Note 1)	22.5
Total contributions	65.1
Total additions	286.7

Deductions:
Benefits paid to participants	(86.8)
Administrative expenses	(.1)
Total deductions	(86.9)

Net increase in net assets available for benefits	199.8

Net assets available for benefits:
Beginning of year	915.2
End of year	$1,115.0

See Notes to Financial Statements

4

AVERY DENNISON CORPORATION

EMPLOYEE SAVINGS PLAN

___________________________

NOTES TO FINANCIAL STATEMENTS

1.       Summary Description of the Plan

The following description of the Avery Dennison Corporation Employee Savings Plan (the “Plan”) is provided for financial reporting purposes only. For information regarding the terms and conditions of the Plan for benefit purposes, participants should refer to the Plan document.

General

The Plan covers eligible U.S. employees of Avery Dennison Corporation (the “Company”), the Plan Sponsor and Plan Administrator. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan is a “safe harbor 401(k) plan” under the Internal Revenue Code (“IRC”).

Company Contributions

The Company contribution consists of an automatic contribution equal to 3% of an eligible employee’s eligible compensation regardless of his or her contributions to the Plan and a matching contribution of 50% of the first 7% of eligible compensation that is contributed by an eligible employee each pay period.

An additional Plan feature provides an annual “true-up” Company contribution to ensure that participants receive the maximum Company matching contribution for which they are eligible. At the end of each year, the participant’s maximum Company matching contribution is calculated using the participant’s annualized average contribution percentage. If the participant’s actual Company matching contribution received for the year is less than the participant’s maximum Company matching contribution, then the difference is deposited as a lump sum into the eligible participant’s account as soon as administratively feasible following the Plan year end.

Company contributions may be made in Company stock or cash, at the Company’s option. Both cash and stock contributions are invested according to participant elections on file.

Participant Contributions

Eligible employees are automatically enrolled in the Plan with a pre-tax contribution rate of 7% after 30 days of employment, unless the employee affirmatively elects not to participate. Participants direct the investment of their contributions into investment options offered under the Plan. If a participant does not make an investment election for his or her contributions, the contributions are invested in the qualified default investment alternative under the Plan.

Participants can contribute any whole percentage (up to 100% less payroll deductions) of their eligible earnings as pre-tax contributions and from 1% to 25% of their eligible earnings as after-tax contributions, in each case subject to applicable Internal Revenue Service (“IRS”) contribution limits. Participants can make one election that covers their regular pre-tax contributions and, if eligible, their catch-up contributions, subject to applicable IRS contribution limits.

At the start of each calendar year, a participant’s contributions will default to his or her pre-tax contribution election on file. A pre-tax contribution election automatically switches to an after-tax contribution election (referred to as the “spillover feature”) once a participant reaches his or her IRS annual pre-tax contribution limit during a calendar year, which remains in effect for the remainder of the year. Participants have the opportunity to opt out of the automatic spillover feature and stop their participant contributions once they reach the IRS annual pre-tax contribution limit for the year.

Participants are automatically enrolled in an annual increase program if the sum of their pre-tax and after-tax contribution rates is greater than 0% but less than 10%. A participant’s pre-tax contribution rate increases by 1% annually if it is more than 0% on the determination date selected by the Plan Administrator. If a participant’s pre-tax contribution rate is 0% on the determination date, and the participant is contributing after-tax dollars, then the participant’s after-tax contribution rate will increase by 1%. Participants may opt out of this program or elect to participate in an optional affirmative increase program whereby they may choose their annual contribution increase (up to a maximum of 3%).

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions, and earnings on these contributions. The participant’s entire benefit from the Plan is provided from the participant’s vested account balance.

Rollovers

Eligible employees are permitted to contribute eligible rollover distributions into the Plan, including direct rollovers.

5

AVERY DENNISON CORPORATION

EMPLOYEE SAVINGS PLAN

___________________________

NOTES TO FINANCIAL STATEMENTS

Vesting and Forfeitures

Employee contributions and earnings thereon are immediately fully vested. Company contributions and earnings thereon are fully vested after two years of service. Company contributions may vest earlier upon a participant’s death or 65th birthday or if the Plan is terminated or discontinued, provided that the participant is an employee at that time. In addition, participants who die while performing qualified military service become fully vested in their Company contributions and earnings thereon.

If a participant’s employment terminates prior to vesting, all Company contributions and earnings thereon are forfeited, and may be used to pay administrative expenses of the Plan or offset future Company contributions. The amount of forfeitures used to offset Company contributions was $1 million for the year ended December 31, 2019. The amount of forfeitures used to pay administrative expenses of the Plan was $.1 million for the year ended December 31, 2019. The amounts of forfeitures available to pay administrative plan expenses and offset future contributions as of December 31, 2019 and December 31, 2018 were $.7 million and $1.1 million, respectively.

Payment of Benefits

Participants generally may withdraw or make rollover contributions from their vested account balance when they retire or terminate employment with the Company. Participants may make hardship withdrawals, withdrawals at age 59½, and certain other withdrawals from specified vested accounts during their employment, subject to legal and/or Plan restrictions and requirements.

Notes Receivable from Participants

Participants have the right, subject to certain limitations and requirements, to borrow from certain accounts. In general, loans cannot exceed the lesser of $50,000 or 50% of the participant’s vested account balance at the time the loan is made and must bear reasonable interest rates commensurate with interest rates charged by persons in the business of lending money for loans made under similar circumstances. At the time that each loan is made, the interest rate is established as of the first day of each plan quarter and fixed at a rate equal to the prime rate (as published by Reuters) plus 1%. Each loan is an asset of the applicable participant’s account on the date of borrowing. The loan must be repaid within five years, unless the loan is for the purchase of a principal residence, in which case the loan term may be five, ten, or 15 years, as elected by the participant. Interest payments are credited to the applicable participant’s account.

Administrative Expenses

Investment management fees and certain administrative expenses are paid by the Plan, as permitted by law. All other administrative expenses of the Plan are paid by the Company.

Plan Termination

The Company currently intends to continue the Plan. However, the Company reserves the right to change, amend, terminate or discontinue the Plan at any time, subject to applicable laws and regulations. In the event of Plan termination, any unvested participant would become fully vested in his or her Company contributions and all of the assets in participant accounts would be distributed to the participants (or their beneficiaries).

2.       Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Recent Accounting Pronouncements

There were no recently issued accounting standards that were material to the Plan’s financial statements.

Risks and Uncertainties

The Plan’s assets are invested at participants’ discretion in various investment fund options under the Plan. The value, liquidity, and related income of these securities are exposed to various risks, such as changes in interest rates, foreign currency exchange rates, credit quality, and volatility with respect to the holdings within individual funds, as well as to changes in global economic conditions, including real estate values, delinquencies and defaults, and the outlook and performance of financial markets. It is reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

6

AVERY DENNISON CORPORATION

EMPLOYEE SAVINGS PLAN

___________________________

NOTES TO FINANCIAL STATEMENTS

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions for the reporting period and as of the financial statement date. These estimates and assumptions affect the reported amounts of net assets available for benefits and the reported amounts of changes in net assets available for benefits. Actual results could differ from these estimates.

Investment Contracts

Fully benefit-responsive investment contracts are measured at contract value in the Statements of Net Assets Available for Benefits because that is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Refer to Note 3, “Investment Contracts,” for more information.

Valuation of Investments

All investments, except fully benefit-responsive investment contracts, are reported at fair value, including those measured using the net asset value (“NAV”) as a practical expedient. Refer to Note 4, “Fair Value Measurements,” for more information.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses had been recorded as of December 31, 2019 or 2018. If a participant ceases to make loan repayments and the Plan Administrator deems the participant’s loan to be in default, the participant loan balance would be reduced and a benefit payment would be recorded.

Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is accrued on the ex-dividend date. Interest income from other investments is accrued as earned.

Realized gains or losses on sales of securities are computed on an average cost basis. Unrealized appreciation or depreciation in the fair value of investments is the change in their fair value during the Plan’s fiscal year.

Net appreciation or depreciation in fair value of investments includes gains and losses on investments bought, sold and held during the year, and is reported in the Statement of Changes in Net Assets Available for Benefits.

Contributions

Participant and Company contributions are recorded on an accrual basis. Company contributions are reported net of forfeiture credits used to offset contributions.

Benefit Payments

All benefits are payable from net assets available for benefits. Benefits are recorded when paid.

Other Receivables and Other Payables

Other receivables include accrued amounts related to participant and Company contributions and sales of securities recorded on a trade-date basis and settled in the following fiscal year. Other payables include accrued amounts related to administrative expenses and purchases of securities recorded on a trade-date basis and settled in the following fiscal year.

Evaluation of Subsequent Events

Management evaluated subsequent events through the date the financial statements were issued.

In March 2020, the World Health Organization declared the outbreak of coronavirus/COVID-19 a pandemic, which has continued to spread throughout the U.S. and the world, resulting in governmental authorities implementing numerous containment measures, including travel bans and restrictions, quarantines, shelter-in-place orders, and business limitations and shutdowns. The extent of the impact of COVID-19 on the Plan's net assets available for benefits will depend on future developments, including the duration and continued spread of the outbreak.

In March 2020, the U.S. Senate passed the Coronavirus Aid Relief and Economic Security Act (“CARES Act”). Management reviewed and implemented certain provisions of the CARES Act related to loan payment deferrals, distributions and withdrawals from the Plan.

7

AVERY DENNISON CORPORATION

EMPLOYEE SAVINGS PLAN

___________________________

NOTES TO FINANCIAL STATEMENTS

3.       Investment Contracts

Included in the Plan’s investments is a fixed income fund that invests in fully benefit-responsive guaranteed investment contracts (“GICs”) issued and guaranteed by insurance companies or other financial institutions to transact all qualified participant withdrawals at a minimum of contract value (principal plus accrued interest). Included in the fixed income fund are synthetic GICs, which are backed by a segregated portfolio of bonds or units of collective funds that are owned directly by the fund.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value, which represents contributions plus interest earned, less benefits paid and transfers to other funds. However, if one or all of the contracts were to be terminated prior to the expiration date and the Plan’s assets withdrawn, the amount received by the Plan could be less than the contract value under the relevant provisions of the agreements. Withdrawals and transfers resulting from certain events may limit the ability of the Plan to transact at contract value with the issuer of fully benefit-responsive investment contracts. These events include the following: (1) amendments to the Plan (including complete or partial Plan termination or merger with another plan); (2) competing fund transfers or violation of equity wash provisions; (3) any early retirement program, group termination, group layoff, facility closing, or similar program; (4) bankruptcy of the Company or other Company events that cause a significant withdrawal of assets from the Plan; and (5) the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. In these instances, market value would likely be used to determine payouts to participants. In general, the contract termination and settlement at other than contract value are allowed due to changes in the qualification status of the Company or the Plan, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines. At this time, the Company does not believe that an event that would limit the Plan’s ability to transact with participants at contract value is probable.

4.        Fair Value Measurements

Certain plan investments are valued based on a three-tier fair value hierarchy. The hierarchy gives the highest priority to Level 1 measurements and the lowest priority to Level 3 measurements. Inputs to the valuation methodology for the three levels of the fair value hierarchy are described below:

Level 1	Unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3	Unobservable and significant to the fair value measurement.

If an asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

The level of an asset or liability within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The valuation techniques used must maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies and investment strategies used for assets measured at fair value:

•	Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

•	Money market funds: Valued at quoted market prices, which represent the NAV of shares held at year end.

•	Self-directed brokerage accounts: Non-interest-bearing cash is valued at NAV. Mutual funds, including the money market fund, are valued at quoted market prices, which represent the NAV of shares held at year end.

•	Collective investment trusts: Valued at NAV per unit as a practical expedient. The funds offered by the Plan include ones with different saving objectives, such as growth, income, and inflation, as well as target date retirement funds. These investments are redeemable daily and settle within three days with no restrictions.

8

AVERY DENNISON CORPORATION

EMPLOYEE SAVINGS PLAN

___________________________

NOTES TO FINANCIAL STATEMENTS

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurements at the reporting date.

The following table sets forth Plan investments measured at fair value as of December 31, 2019:

		Fair Value Measurements Using
(In millions)	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Company common stock	$249.9	$249.9	$–	$–
Money market funds	6.1	6.1	–	–
Self-directed brokerage accounts	90.7	90.7	–	–
Total investments in the fair value hierarchy	$346.7	$346.7	$–	$–
Collective investment trusts(1)	652.2
Investments at fair value	$998.9

(1) Investments measured at fair value using NAV per share as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to reconcile to total plan investments at fair value.

The following table sets forth Plan investments measured at fair value as of December 31, 2018:

		Fair Value Measurements Using
(In millions)	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Company common stock	$192.0	$192.0	$–	$–
Money market funds	9.0	9.0	–	–
Self-directed brokerage accounts	73.3	73.3	–	–
Total investments in the fair value hierarchy	$274.3	$274.3	$–	$–
Collective investment trusts(1)	524.7
Investments at fair value	$799.0

(1) Investments measured at fair value using NAV per share as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to reconcile to total plan investments at fair value.

5.       Related Party Transactions and Party in Interest Transactions

The Plan invests in shares of short-term investments and deposits managed by Fidelity Management Trust Company (“FMTC”). FMTC is the Custodian, Trustee, and Recordkeeper as defined by the Plan and, therefore, transactions related to these investments qualify as party in interest transactions. As of December 31, 2019 and 2018, the market value of investments in funds managed by FMTC was $71.2 million and $60.8 million, respectively.

The Plan also invests in collective investment trusts issued by BlackRock Institutional Trust Company N.A. (“BlackRock”), Aon Hewitt Collective Investment Trust (“Aon Hewitt”) and State Street Global Advisors Trust Company (“State Street”), all of which are investment managers of funds offered by the Plan. As of December 31, 2019 and 2018, the market value of investments in funds managed by BlackRock was $556.7 million and $454.7 million, respectively. As of December 31, 2019 and 2018, the market value of investments in funds managed by Aon Hewitt was $151.9 million and $134.5 million, respectively. As of December 31, 2019 and 2018, the market value of investments in funds managed by State Street was $16.4 million and $5.8 million, respectively.

The Plan has a Company Unitized Stock Fund, which, in addition to cash, primarily invests in Company common stock. The Company is the Plan Sponsor and Plan Administrator and, therefore, transactions related to Company common stock qualify as party in interest transactions. As of December 31, 2019 and 2018, the market value of investments in Company common stock was $249.9 million and $192 million, respectively. During the year ended December 31, 2019, the Plan purchased and sold Company common stock totaling $26.4 million and $51.7 million, respectively.

9

AVERY DENNISON CORPORATION

EMPLOYEE SAVINGS PLAN

___________________________

NOTES TO FINANCIAL STATEMENTS

The Company Unitized Stock Fund has a daily line of credit feature administered by FMTC. FMTC received an exemption from the Department of Labor (“DOL”) from ERISA prohibited transaction rules allowing credit line interest costs to be paid by the Company Unitized Stock Fund. No borrowed funds were outstanding as of December 31, 2019 and 2018. Interest costs paid by the Unitized Stock Fund were immaterial for the year ended December 31, 2019 and were included in “Administrative expenses” in the Statement of Changes in Net Assets Available for Benefits.

6.       Tax Status

The Plan received a determination letter in April 2018 from the IRS indicating that the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended subsequent to the period covered by the determination letter, the Plan Administrator believes that the Plan remains designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and tax-exempt.

GAAP requires the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has concluded that, as of December 31, 2019 and 2018, there were no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits of the Plan for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2016.

7.       Concentration of Credit Risk

Included in the Plan’s investments is a fixed income fund in which the Plan directly owns the underlying investments. The fixed income fund invests primarily in a mix of medium-term investment contracts issued by insurance companies and banks with high credit ratings, and in professionally managed portfolios of high-grade, short- and medium-term fixed income securities. Although the fixed income fund contains a diversified portfolio, the ultimate performance of the fund is dependent upon the ability of the underlying parties to honor their obligations. The Plan has entered into wrap contracts under investment management agreements for a portion of the fixed income fund with insurance companies or financial institutions. Although the Plan may be exposed to losses in the event of nonpayment by insurance companies or financial institutions, it does not anticipate such losses.

8.       Reconciliation of Financial Statements to Form 5500

The following table reconciles net assets available for benefits per the financial statements to the Form 5500:

(In millions)	December 31,
	2019	2018
Net assets available for benefits per the financial statements	$1,115.0	$915.2
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	1.5	(1.7)
Net assets available for benefits per the Form 5500	$1,116.5	$913.5

The following table reconciles net increase in net assets available for benefits per the financial statements to the Form 5500:

(In millions)	2019
Net increase in net assets available for benefits per the financial statements	$199.8
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	3.2
Net increase in net assets available for benefits per the Form 5500	$203.0

10

AVERY DENNISON CORPORATION EMPLOYEE SAVINGS PLAN ____________________________ SCHEDULE H, LINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR) As of December 31, 2019 (Dollars in millions)
(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment (including maturity date, rate of interest, collateral, par or maturity value)	(d) Cost **	(e) Value

Cash and Cash Equivalents
*	Fidelity Institutional Money Market Government Portfolio	Mutual fund	$5.5
	JPMorgan U.S. Government Money Market Fund	Mutual fund	.6
	Total		6.1

* Self-directed Brokerage Accounts		Noninterest-bearing cash, money market fund, and mutual funds	90.7

Synthetic Guaranteed Investment Contracts
	Voya Retirement Insurance and Annuity Company (Contract MCA-60247)
*	BlackRock 1-3 Year Credit Bond Index Non-Lendable Fund	Collective fixed income fund	2.1
*	BlackRock 1-3 Year Government Bond Index Fund	Collective fixed income fund	2.4
*	BlackRock Asset-Backed Securities Index Fund	Collective fixed income fund	4.1
*	BlackRock Commercial Mortgage-Backed Securities Index Fund	Collective fixed income fund	.8
*	BlackRock Intermediate Term Credit Bond Index Fund	Collective fixed income fund	5.8
*	BlackRock Intermediate Government Bond Index Fund	Collective fixed income fund	2.0
*	BlackRock Long Term Government Bond Index Fund	Collective fixed income fund	.3
*	BlackRock Mortgage-Backed Securities Index Fund	Collective fixed income fund	5.2
	Wrap contract		.0
	Total		22.7

	Transamerica Premier Life Insurance (Contract MDA01159TR)
*	BlackRock 1-3 Year Credit Bond Index Non-Lendable Fund	Collective fixed income fund	.7
*	BlackRock 1-3 Year Government Bond Index Fund	Collective fixed income fund	2.0
*	BlackRock Asset-Backed Securities Index Fund	Collective fixed income fund	3.6
*	BlackRock Commercial Mortgage-Backed Securities Index Fund	Collective fixed income fund	.7
*	BlackRock Intermediate Term Credit Bond Index Fund	Collective fixed income fund	6.3
*	BlackRock Intermediate Government Bond Index Fund	Collective fixed income fund	1.6
*	BlackRock Long Term Government Bond Index Fund	Collective fixed income fund	.6
*	BlackRock Mortgage-Backed Securities Index Fund	Collective fixed income fund	4.7
	Wrap contract		.0
	Total		20.2

	Prudential (Contract GA 62338)
	Prudential Core Conservative Intermediate Bond Fund	Collective fixed income fund	19.4
	Wrap contract		.0
	Total		19.4

	Pacific Life Insurance Company (Contract G-27553.01.0001)
*	BlackRock 1-3 Year Credit Bond Index Non-Lendable Fund	Collective fixed income fund	4.3
*	BlackRock 1-3 Year Government Bond Index Fund	Collective fixed income fund	4.2
*	BlackRock Asset-Backed Securities Index Fund	Collective fixed income fund	5.4
*	BlackRock Commercial Mortgage-Backed Securities Index Fund	Collective fixed income fund	1.0
*	BlackRock Intermediate Government Bond Index Fund	Collective fixed income fund	2.1
*	BlackRock Intermediate Term Credit Bond Index Fund	Collective fixed income fund	6.0
*	BlackRock Mortgage-Backed Securities Index Fund	Collective fixed income fund	6.9
	Wrap contract		.0
	Total		29.9

	Nationwide (Contract STA_ADN_IP_0517)
	Ally Auto Receivables Trust ALLYA 2017-4 A3	Corporate bond, due 12/15/2021, par $0.4, 1.75%	.2
	Bank 2017-BNK5 A2	Corporate bond, due 6/15/2060, par $0.4, 2.99%	.4
	CNH Equipment Trust CNH 2017-A A3	Corporate bond, due 5/16/2022, par $0.4, 2.07%	.2

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AVERY DENNISON CORPORATION EMPLOYEE SAVINGS PLAN ____________________________ SCHEDULE H, LINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR) As of December 31, 2019 (Dollars in millions)
(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment (including maturity date, rate of interest, collateral, par or maturity value)	(d) Cost **	(e) Value

	Citibank Credit Card Issuance CCCIT 2017-A3 A3	Corporate bond, due 4/7/2022, par $0.4, 1.92%	.3
	Discover Card Execution Note T DCENT 2017-A6 A6	Corporate bond, due 2/15/2023, par $0.6, 1.88%	.6
	Fannie Mae FNR 2012-118 CE	Agency bond, due 12/25/2039, par $1.1, 2.0%	.3
	Fannie Mae FNR 2013-92 KA	Agency bond, due 8/25/2030, par $1.1, 3.0%	.3
	Fannie Mae FNR 2013-93 AV	Agency bond, due 12/25/2024, par $0.9, 3.5%	.4
	Freddie Mac FHR 3707 EJ	Agency bond, due 12/15/2038, par $2.1, 3.25%	.2
	Freddie Mac FHR 3751 MD	Agency bond, due 1/15/2039, par $0.5, 4.0%	.2
	Freddie Mac FHR 3850 BE	Agency bond, due 6/15/2030, par $1.9, 4.0%	.1
	Freddie Mac FHR 3934 CA	Agency bond, due 6/15/2039, par $1.8, 3.0%	.1
	Freddie Mac FHR 4041 PT	Agency bond, due 5/15/2027, par $3.2, 4.5%	.2
	Government National Mortgage A GNR 2010-116 PD	Agency bond, due 12/20/2039, par $0.8, 4.0%	.3
	Government National Mortgage A GNR 2013-41 PA	Agency bond, due 4/20/2024, par $1.2, 2.5%	.3
	Government National Mortgage A GNR 2017-104 DG	Agency bond, due 6/20/2039, par $0.5, 3.0%	.2
	Morgan Stanley Capital I Trust MSC 2017-H1 A1	Corporate bond, due 6/15/2050, par $0.3, 1.95%	.2
	Public Service New Hampshire F PSNH 2018 1 A1	Corporate bond, due 2/1/2026, par $0.3, 3.09%	.2
	UBS Commercial Mortgage Trust UBSCM 2012-C1 A3	Corporate bond, due 5/10/2045, par $0.5, 3.4%	.5
	UBS Commercial Mortgage Trust UBSCM 2017-C3 A1	Corporate bond, due 8/15/2050, par $0.4, 1.94%	.2
	US Treasury N/B 03/20 1.625	Treasury bond, due 3/15/2020, par $1.2, 1.63%	1.2
	US Treasury N/B 05/20 1.5	Treasury bond, due 5/15/2020, par $0.1, 1.5%	.1
	World Omni Auto Receivables Tr WOART 2017-B A3	Corporate bond, due 2/15/2023, par $0.4, 1.95%	.3
	Wrap contract		.0
	Total		7.0

	Total fair market value of underlying assets, synthetic guaranteed investment contracts		99.2

Common stock
*	Avery Dennison Corporation	Common stock, 1,910,615 shares	249.9

Collective Investment Trusts
*	Aon Hewitt Growth Fund	Collective investment trust	139.1
*	Aon Hewitt Income Fund	Collective investment trust	8.6
*	Aon Hewitt Inflation Strategy Fund	Collective investment trust	4.2
*	LifePath® Index Retirement Non-Lendable Fund M	Collective investment trust	77.2
*	LifePath® Index 2025 Non-Lendable Fund M	Collective investment trust	73.2
*	LifePath® Index 2030 Non-Lendable Fund M	Collective investment trust	105.0
*	LifePath® Index 2035 Non-Lendable Fund M	Collective investment trust	65.8
*	LifePath® Index 2040 Non-Lendable Fund M	Collective investment trust	62.6
*	LifePath® Index 2045 Non-Lendable Fund M	Collective investment trust	34.7
*	LifePath® Index 2050 Non-Lendable Fund M	Collective investment trust	36.7
*	LifePath® Index 2055 Non-Lendable Fund M	Collective investment trust	25.2
*	LifePath® Index 2060 Non-Lendable Fund M	Collective investment trust	3.5
*	State Street S&P 500® Index Non-Lending Series Fund Class K	Collective investment trust	16.4
	Total		652.2

Total investments, at fair value			$1,098.1

*	Notes receivable from participants	Interest rates ranging between 4.25% - 9.50%, with varying maturities through 2034	$17.8

*	Indicates party in interest to the Plan for which a statutory exemption exists.
**	Cost information is not included because it is not required under ERISA for participant-directed investments.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN

Date: June 12, 2020
	By:	/s/ Mark Alders

Mark Alders
Vice President, Total Rewards, and
Member of the Retirement Plan Committee of
Avery Dennison Corporation

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